Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.faegredrinker.com

June 18, 2025

VIA EDGAR TRANSMISSION

Mr. Ken Ellington

Ms. Kim McManus

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (the “Registrant” or “RBB”) Registration Statement on Form N-1A (File Nos.: 033-20827 and 811-05518)

Dear Mr. Ellington and Ms. McManus:

The purpose of this letter is to respond to oral comments provided by the staff of the Securities and Exchange Commission (“Staff”) regarding RBB’s Registration Statement on Form N-1A (the “Registration Statement”) filed on May 2, 2025, to register Emerald Banking & Finance Evolution Fund, Emerald Growth Fund and F/m Emerald Special Situations ETF (each a “Fund,” together, the “Funds”).

For your convenience, each comment has been reproduced in bold typeface immediately followed by the Registrant’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Registration Statement. The Registrant confirms that, where applicable, the responses to the comments provided in one section of the Registration Statement will be similarly updated in other parallel sections of the Registration Statement, except as noted by the Registrant. The changes to the disclosures discussed below will be reflected in an amendment to the Registration Statement.

Accounting Comments:

1.	Comment: Please disclose in a footnote to the fee tables for the Emerald Banking & Finance Evolution Fund and the Emerald Growth Fund that “Other Expenses” are based on estimated amounts for the current fiscal year, according to Instruction 6(a) to Item 3 of Form N-1A.

Response: The Registrant will make the requested changes in the amended Registration Statement.

2.	Comment: Total Annual Fund Operating Expense before/after Fee Waiver/Expense Reimbursement for Class A of the Emerald Growth Fund pro forma shares (10.20% instead of 1.05% and 0.99% instead of 1.02%) and for Investor Class of the Emerald Growth Fund (1.07% instead of 1.10% and 1.04% instead of 1.07%) appear to be incorrect. Please revise.

Response: The Registrant will make the requested changes in the amended Registration Statement.

3.	Comment: The Staff notes that the Emerald Banking & Finance Evolution Fund will invest in collective investment vehicles such as mutual funds and exchange-traded funds. If the Fund expects the Acquired Fund Fees and Expenses (“AFFE”) to exceed 0.01%, please list AFFE as a separate line item in the fee table.

Response: The Fund does not expect to incur Acquired Fund Fees and Expenses in an amount equal to or in excess of 0.01% of the Fund’s average net assets during its initial year of investment operations. Therefore, AFFE is not listed as a separate line item in the Fees and Expenses table.

4.	Comment: Please incorporate by reference each Predecessor Fund’s annual report for the fiscal year ended 4/30/2025, according to Article 3-18 of Regulation S-X.

Response: The Registrant will make the requested changes in the amended Registration Statement.

5.	Comment: Please include hyperlinks to the financial statements of each Predecessor Fund that are incorporated in the registration statement.

Response: The Registrant will make the requested changes in the amended Registration Statement.

6.	Comment: Please include consent from the Predecessor Funds’ auditor.

Response: The Registrant will make the requested changes in the amended Registration Statement.

Disclosure Comments:

1.	Comment: Please comply with any applicable comments issued on the related N-14 filing.

Response: The Registrant so confirms.

2.	Comment: Please confirm that shares of the Funds will not be sold until the proposed re-organization is complete.

Response: The Registrant so confirms.

Summary Section for Emerald Banking & Finance Evolution Fund

3.	Comment: Based on the minimum investment thresholds of 25% in the banking industry and 15% in the financial services industry, please explain how the Fund intends to allocate the remaining 40% in the Fund’s 80% basket.

Response: The Registrant notes that the referenced 25% in the banking industry and 15% in the financial services industry are minimum investment thresholds, accordingly, there is not a remaining 40% in the Fund’s 80% basket.

4.	Comment: The first sentence of the second paragraph under the “Principal Investment Strategies of the Fund” section states that “the Fund may invest in companies across a wide range of industries…” Please confirm whether this will be in the Fund’s 20% basket, otherwise, the Fund is not expected to invest in a wide range of industries.

Response: Registrant confirms that the referenced language is in reference to the Fund’s 20% basket. The Registrant will revise the referenced language in the amended Registration Statement as follows:

“When not investing in banking and/or financial services securities, the Fund may invest up to 20% in companies across a wide range of industries and of various sizes but will primarily focus on mid and small-size companies, at the time of purchase.”

5.	Comment: Please revise to identify the type of illiquid securities the Fund intends to invest in in the fifth paragraph under the “Principal Investment Strategies of the Fund” section.

Response: Any illiquid securities will be common stocks or preferred stocks that cannot be disposed of within seven days in the ordinary course of business. No other type of security meeting the definition of “illiquid” will be used by the Fund. Accordingly, the Registrant will revise the fifth paragraph under the “Principal Investment Strategies of the Fund” section as follows:

“The Fund may invest up to 15% of the value of its net assets in illiquid securities. The illiquid securities the Fund expects to invest include common stocks or preferred stocks that cannot be disposed of within seven days in the ordinary course of business.”

6.	Comment: The related Form N-14 filing indicates that the Acquiring Fund would assume the performance history of the Predecessor Fund. In addition, the Form N-14 filing states that “each Acquiring Fund has substantially similar investment strategies as the Acquired Fund.”

Please remove conflicting disclosure and ensure consistency between the Form N-14 filing and the 485(b) filing. In addition, please revise disclosures in the 485(b) filing to include the Predecessor Fund’s performance information or explain why the Fund may omit such information.

Response: The Registrant respectfully advises that the Emerald Growth Fund will assume the performance history of its Predecessor Fund. However, the Emerald Banking & Finance Evolution Fund and the Emerald Insights Fund will not assume the performance history of their respective Predecessor Funds. Although the Emerald Banking & Finance Evolution Fund’s investment objective is generally similar to that of its Predecessor Fund, the Registrant has determined that there are meaningful differences in the principal investment strategies and associated risk factors such that the historical performance of the Predecessor Fund would not be representative of the performance investors should reasonably expect from the Acquiring Fund. The Emerald Insights Fund will be materially changing its principal investment strategy such that the historical performance of the Predecessor Fund would be misleading to potential investors. Accordingly, the Emerald Banking & Finance Evolution Fund and the Emerald Insights Fund will not include the respective Predecessor Fund’s performance information in the amended Registration Statement and do not believe it is appropriate to do so.

The Registrant will revise the disclosure in the Form N-14 filing, as applicable, to ensure consistency with the 485(b) filing regarding the treatment of the respective Predecessor Fund’s performance history.

Summary Section for Emerald Growth Fund

7.	Comment: Please indent or otherwise distinguish “Other Fund Expenses” and “Shareholder Services Fees” to clarify that “Other Fund Expenses” are components of “Total Other Expenses.”

Response: The Registrant will make the requested changes in the amended Registration Statement.

Financial Highlights for Emerald Banking & Finance Evolution Fund and Emerald Growth Fund

8.	Comment: Please revise the third sentence under the “Financial Highlights” section to clarify that each Predecessor Fund is the accounting and performance survivor.

Response: As noted in the response to Comment No. 6 above, the Emerald Banking & Finance Evolution Fund will not assume the performance history of its Predecessor Fund, due to the meaningful differences in the principal investment strategies and associated risk factors. Accordingly, the Registrant will revise the third sentence under the “Financial Highlights” section to reflect that each Predecessor Fund is the accounting survivor.

Summary Section for F/m Emerald Special Situations ETF

9.	Comment: Under the “Principal Investment Strategies” section, please clarify what any additional situations are, which may be included within the definition of the Special Situations.

Response: The Registrant will remove the phrase “but are not limited to” and the abbreviation “etc.,” and add the following two additional bullet points in the definition of the Special Situations in the amended Registration Statement:

•	Macroeconomic and industry catalysts;

•	Positive or negative legislative or regulatory approvals or actions.

10.	Comment: The sixth paragraph under the “Principal Investment Strategies” section indicates that the Fund may invest in convertible securities. Please expand to identify what is, or isn’t included within the reference to convertible securities. Please also note that funds count convertible securities, so long as it is disclosed in the definition of “Equity Securities,” and they exclude convertible securities that are deep out of the money and unlikely to ever convert.

Response: Registrant will remove the phrase “securities convertible into common or preferred stocks” and replace it with “convertible preferred stock” in the amended Registration Statement.

Additional Information about the Fund for F/m Emerald Special Situations ETF

11.	Comment: Please provide principal investment strategies information pursuant to Item 9(b) of Form N-1A.

Response: The Registrant will make the requested changes in the amended Registration Statement.

Statement of Additional Information for F/m Emerald Special Situations ETF

12.	Comment: The bullet point number 1 under the “Investment Restrictions” section references “short sales.” Short sales is not described in the Fund’s principal investment strategies. Please clarify whether the Fund intends to engage in short sales. If it does, please describe in the principal investment strategies and disclose related risk.

Response: The Registrant confirms that the Fund does not intend to engage in short sales. Therefore, no changes have been made to the disclosure in response to this comment.

Part C

13.	Comment: Please update Power of Attorney to a more recent date.

Response: The Registrant will make the requested changes in the amended Registration Statement.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (215)-988-8212.

Sincerely,

/s/ Ya Wang
Ya Wang